SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DECISIONPOINT SYSTEMS, INC.
(Name of Subject Company)

2259736 ONTARIO INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

COMAMTECH INC.
(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

24345Q106
(CUSIP Number of Class of Securities)

COMAMTECH INC.
2259736 ONTARIO INC.
333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
Attention: Marc Ferland, CEO
Telephone: (418) 454 -5096
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Wuersch & Gering LLP

Attention: Travis L. Gering, Esq.
100 Wall Street, 21st Floor
New York, NY 10005
Phone: (212) 509-5050

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$10,936,747	$1,269.76

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of the aggregate of (i) the following securities to be issued: 4,593,661 Common Shares, 362,500 Preferred Shares, 473,133 shares underlying Options and 388,125 shares underlying Warrants and (ii) a purchase price of $1.88 per Common Share of Comamtech Inc. as of January 24, 2011.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, is $116.10 per $1,000,000 in transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,269.76	Filing Party: 2259736 Ontario Inc.
Form or Registration No.: Schedule TO	Date Filed: January 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 1 to the Tender Offer Statement on Schedule TO

Comamtech Inc. and 2259736 Ontario Inc.
Re: DecisionPoint Systems, Inc.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends the Schedule TO filed on January 28, 2011 (the “Schedule TO”) by 2259736 Ontario Inc. (“2259736 Ontario”), a wholly-owned subsidiary of Comamtech Inc. (“Comamtech”).

The primary purpose of the Schedule TO, the Offer for Exchange, and the Letter of Transmittal as filed with the Commission on January 28, 2011 and delivered to shareholders of DecisionPoint Systems, Inc. (“DecisionPoint”), was to assure timely provision and availability of adequate material information regarding the prospective share exchange transaction with Comamtech (the “Exchange Transaction”).

The purpose of this Amendment No. 1 is to eliminate potential confusion and clarify information contained in the Schedule TO, the Offer for Exchange, and the Letter of Transmittal.  Accordingly, shareholders of DecisionPoint should take note of the following important matters:

•
The shareholders of DecisionPoint should not deliver any shares of DecisionPoint common stock to Comamtech pursuant to the Schedule TO, this Amendment, the Offer for Exchange, or the Letter of Transmittal;

•
Comamtech will not accept the tender of any shares of common stock of DecisionPoint, or accept any stock powers thereto, or any other physical or electronic delivery of DecisionPoint shares pursuant to the Schedule TO, this Amendment, the Offer for Exchange, or the Letter of Transmittal;

•
Comamtech will not directly or indirectly vote or seek to vote any shares of common stock of DecisionPoint or solicit or accept any proxies thereto under the Schedule TO, this Amendment, the Offer for Exchange, or the Letter of Transmittal;

•
DecisionPoint shareholders should disregard the Schedule TO, the Offer for Exchange, and the Letter of Transmittal to the extent of any actual or implied solicitation for tender of shares of DecisionPoint;

•	DecisionPoint shareholders should disregard the request to return, under cover of the Letter of Transmittal, indications of intent to tender;

•
DecisionPoint shareholders should disregard the Schedule TO, the Offer for Exchange, and the Letter of Transmittal to the extent of anything to the contrary of information set forth in this Amendment; and

•	DecisionPoint shareholders should expect to receive further information regarding the proposed Exchange Transaction anticipated to be disclosed to them during the foreseeable future by DecisionPoint.

This Amendment is expected to be delivered to shareholders of DecisionPoint on our about February 14, 2011.  Any and all questions regarding the Schedule TO, this Amendment, the Offer for Exchange, or the Letter of Transmittal may be addressed to Comamtech counsel: Wuersch & Gering LLP, Attention: Travis L. Gering, Esq., 100 Wall Street, 21st Floor, New York, NY 10005, Telephone: (212) 509-5050.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 11, 2011

2259736 ONTARIO INC.

By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President

Comamtech Inc.

By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Management Information Circular, incorporated by reference to Exhibit 99.6 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on January 26, 2011.

(a)(1)(ii)	Offer to Exchange, incorporated by reference to Exhibit (a)(1)(ii) to 2259736 Ontario Inc. and Comamtech’s Schedule TO on January 28, 2011.
(a)(1)(iii)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(iii) to 2259736 Ontario Inc. and Comamtech’s Schedule TO on January 28, 2011.
(a)(1)(iv)	Press Release dated December 23, 2010 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on December 23, 2010.

(a)(1)(v)	Press Release dated January 20, 2011 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on January 21, 2011.

(b)	Not applicable

(d)(1)
Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.1 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(2)
Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.2 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(3)
Amendment No. 1 to the Arrangement Agreement, dated December 23, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc. incorporated by reference to Exhibit 99.4 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on January 4, 2011.

(g)	Not applicable

(h)	Not applicable

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